InterOil Corporation Management Discussion and Analysis For the Quarter and Six Months Ended June 30, 2007 Dated August 13, 2007
TABLE OF CONTENTS

TABLE OF CONTENTS	1
OVERVIEW	2
NON-GAAP MEASURES	2
LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS	3
BUSINESS ENVIRONMENT	4
RISK MANAGEMENT	4
BUSINESS STRATEGY	4
FINANCIAL RESULTS	4
QUARTER AND SIX MONTH PERIOD IN REVIEW	9
UPSTREAM — QUARTER AND SIX MONTH PERIOD IN REVIEW	9
MIDSTREAM REFINING — QUARTER AND SIX MONTH PERIOD IN REVIEW	13
MIDSTREAM LIQUEFACTION — QUARTER AND SIX MONTH PERIOD IN REVIEW	18
DOWNSTREAM — QUARTER AND SIX MONTH PERIOD IN REVIEW	20
CORPORATE — QUARTER AND SIX MONTH PERIOD IN REVIEW	24
LIQUIDITY AND CAPITAL RESOURCES	27
CRITICAL ACCOUNTING ESTIMATES	33
NEW ACCOUNTING STANDARDS	33
NON-GAAP MEASURES RECONCILIATION	34
PUBLIC SECURITIES FILINGS	35
GLOSSARY OF TERMS	35
The following Management Discussion and Analysis (MD&A), dated August 13, 2007, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on August 10, 2007 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2006 and our unaudited interim financial statements and accompanying notes for the quarter and six month period ended June 30, 2007.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Management Discussion and Analysis    INTEROIL CORPORATION    1

OVERVIEW
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining, Marketing and Liquefaction – Markets the refined products it produces in Papua New Guinea both domestically and for export. Since early 2006, our business plan and operating strategy has evolved to include as a business objective, the development of an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Distributes refined products in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable basis. Our Corporate segment results also include consolidation adjustments.
NON-GAAP MEASURES
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
Management Discussion and Analysis    INTEROIL CORPORATION    2

LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, future capital and other expenditures. By its very nature, such forward-looking information requires InterOil to make assumptions that may not materialize or that may not be accurate.
Each forward-looking statement reflects our current view of future events and is subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to; the exploration and production, the refining and the distribution businesses are competitive; our refinery has not operated at full capacity for an extended period of time and our profitability may be materially affected if it is not able to do so; if we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected; if our refining margins do not meet our expectations and our refinery operations are not profitable; we may be required to write down the value of our refinery; our refinery financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery; our refining operations expose us to risks, some of which are not insured; our hedging activities may incur losses; we may not be successful in our exploration for oil and gas; if we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea; our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value; new legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material affect on the company’s operations; weather and unforeseen operating hazards may impact our operating activities; our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing; our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price; Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares; compliance with and changes in environmental laws could adversely affect our performance; you may be unable to enforce your legal rights against us; changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities; and the risks described under the heading “Risk Factors” in our Annual Information Form.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2006.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Management Discussion and Analysis    INTEROIL CORPORATION    3

BUSINESS ENVIRONMENT
InterOil is a vertically integrated energy company with business segments through the whole hydrocarbon supply chain. InterOil is therefore exposed to the usual hydrocarbon production, refining and marketing business environment and regulatory regime applicable to the hydrocarbon industry.
A summary of the various business environment factors and risks can be found under the heading “Business Environment” in our Management Discussion and Analysis dated March 30, 2007 available at www.sedar.com. We do not believe that our business environment has materially changed since the date of our 2006 Annual Information Form.
RISK MANAGEMENT
Risk Factors
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2006 Annual Information Form dated March 30, 2007 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2006 Annual Information Form.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy. A summary of the Strategic priorities and InterOil’s approach can be found under the heading “Business Strategy” in our Management Discussion and Analysis dated March 30, 2007 available at www.sedar.com.
FINANCIAL RESULTS
Summary of Consolidated Financial Results for Quarter and Year to Date ended June 30 2007
Net loss for the quarter ended June 30, 2007 was $3.3 million, an improvement of $14.5 million over the same quarter in 2006. EBITDA for the quarter ended June 30, 2007 was $5.2 million, an improvement of $15.5 million over the same quarter in 2006. Net loss for the six month period ended June 30, 2007 was $9.0 million, an improvement of $23.1 million over the same period in 2006. EBITDA for the six month period ended June 30, 2007 was $7.9 million, an improvement of $27.3 million over the same period in 2006.
In summary, the $23.1 million improvement for the six month period ended June 30, 2007 compared to the same period for 2006, is primarily due to:
✓	improved refinery margins resulting from optimization efforts and capital works undertaken during 2006.

✓	added Downstream sales volumes resulting from the Shell acquisition.

✓	decrease in the accretion expense recognized on the indirect participation interest liability, which decreases as we meet our obligation to complete the drilling program.

✓	recognition of a deferred gain during the period due to signing of the LNG Shareholder’s Agreement on July 31, 2007.
These improvements were primarily offset by:
Management Discussion and Analysis    INTEROIL CORPORATION    4

✓	expensing of the Elk extended well seismic program.

✓	expensing of InterOil’s share of Midstream liquefaction stream preliminary costs.

✓	additional office and administration expenses associated with the inclusion of the Shell business.
A detailed explanation of our consolidated results for the quarter and six month period ended June 30, 2007 is contained in the analysis section below. Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and June 30, 2006.

Consolidated - Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2007(1)	2006	2007(1)	2006

Sales and operating revenues	139,321	122,778	265,239	231,406
Interest revenue	545	721	1,233	1,328
Other non-allocated revenue	673	910	964	1,567

Total revenue	140,539	124,409	267,436	234,301

Cost of sales and operating expenses	(127,277)	(123,676)	(239,506)	(233,871)
Office and administration and other expenses	(10,426)	(9,563)	(18,192)	(15,174)
Foreign exchange gain/(loss)	692	1,149	228	92
Gain on LNG shareholder agreement	6,553	—	6,553	—
Exploration costs	(4,518)	(1,660)	(7,885)	(1,663)
Exploration impairment	(6)	(23)	(20)	(265)
Accretion expense	(343)	(893)	(684)	(2,782)

Earnings before interest, taxes, depreciation and amortization	5,214	(10,257)	7,930	(19,362)

Depreciation and amortization	(3,619)	(2,862)	(7,079)	(5,699)
Interest expense	(4,857)	(3,610)	(9,339)	(6,277)

Loss from ordinary activities before income taxes	(3,262)	(16,729)	(8,488)	(31,338)

Income tax expense	(47)	(1,171)	(545)	(1,046)
Non-controlling interest	12	139	(5)	260

Total net loss(2)	(3,297)	(17,761)	(9,038)	(32,124)

Net loss per share (dollars)	(0.11)	(0.60)	(0.30)	(1.09)

Net loss per diluted share (dollars)	(0.11)	(0.60)	(0.30)	(1.09)

Total assets	503,174	487,138	503,174	487,138

Total liabilities	389,451	360,000	389,451	360,000

Cash flows from operations	7,812	(25,231)	2,832	(17,064)

Cash dividends declared per share	—	—	—	—

(1)	Our wholesale and retail distribution business segment acquired the business of Shell PNG Limited on October 1, 2006 and information in this table includes the results of the Shell business for the quarter and six month period.

(2)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Management Discussion and Analysis    INTEROIL CORPORATION    5

Analysis of Consolidated Quarterly Financial Results Comparing Quarter Ended June 30, 2007 and 2006
While a complete discussion of each of the segment’s results can be found under the section “Quarter and Six Month Period in Review,” the following points highlight some of the key movements, the net of which has resulted in a $14.5 million decrease in our net loss between the quarter ended June 30, 2007 and the same quarter in 2006.
✓	$9.9 million improvement in Gross Margin (sales and operating revenues less cost of sales and operating expenses) from refinery operations between second quarter of 2007 and same quarter of 2006 primarily due to the positive impact of revamp and optimization efforts and lower inventory revaluation of finished products compared to the prior period.

✓	$1.2 million improvement in Gross Margin from our Downstream business for second quarter of 2007 over second quarter of 2006, mainly due to added volumes from the Shell acquisition and increased domestic demand. The positive impact of higher volumes has been partly offset by unfavorable IPP price movements compared to prior period.

✓	$6.6 million recognition of a deferred gain on the discounted interest rate on the bridging facility crystallized on signing of the LNG shareholder agreement.

✓	$0.5 million lower accretion expense in our Upstream operations as a result of a decrease in the related indirect participation interest liability. The indirect participation interest liability decreases as we meet our obligation to complete the drilling program.

✓	$1.8 million increase in net income on timing of intra-group profit eliminated on consolidation between Midstream and Downstream.

✓	$1.0 million decrease in income tax expense for the Downstream segment due to a reduction in tax provisions relating to 2006 tax returns.
     These improvements were partly offset by the following:
✓	$2.8 million increase in write offs of exploration costs in our Upstream segment relating to InterOil’s portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting..

✓	$2.5 million additional office and administration and other expenses due to the acquisition and inclusion of the Shell business and expansion of the aviation business.

✓	$1.2 million increase in interest expense for the quarter as a result of the $130.0 million bridging facility obtained during the second quarter of 2006.

✓	$0.4 million of costs relating to the preliminary stages of a liquefied natural gas plant project. During the third quarter of 2006, we began evaluating the viability of a gas liquefaction facility. A Shareholders’ Agreement was signed on July 31, 2007 by Merrill Lynch Commodities (Europe) Limited, Pacific LNG Operations Ltd. and InterOil LNG Holdings Inc. to pursue the project.
Analysis of Consolidated Year to Date Financial Results Comparing Six Months Ended June 30, 2007 and 2006
The following points highlight some of the key movements that have resulted in a $23.1 million decrease in our net loss between the six months ended June 30, 2007 and the same period in 2006.
✓	$20.7 million improvement in Gross Margin (sales and operating revenues less cost of sales and operating expenses) from refinery operations between the first six months of 2007 and the first six months of 2006. This is primarily due to the positive impact of revamp and optimization efforts and lower inventory revaluation of finished products compared to prior period.
Management Discussion and Analysis    INTEROIL CORPORATION   6

✓	$6.3 million improvement in Gross Margin from our Downstream business for the first six months of 2007 over the first six months of 2006 mainly due to increased volumes resulting from the Shell acquisition and increased domestic demand coupled with the a positive effect on Gross Margin due to IPP price movements over the six month period.

✓	$6.6 million recognition of a deferred gain on the discounted interest rate on the bridging facility crystallized on signing of the LNG shareholder agreement.

✓	$2.1 million lower accretion expense in our Upstream operations as a result of a decrease in the related indirect participation interest liability. The indirect participation interest liability decreases as we meet our obligation to complete the drilling program.
     These improvements were partly offset by the following:
✓	$6.2 million increase in write offs of exploration costs in our Upstream segment relating to InterOil’s portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting..

✓	$4.2 million increase in office and administration and other expenses due to the acquisition and inclusion of the Shell business and expansion of the aviation business.

✓	$3.1 million increase in interest expense for the six months as a result of the $130.0 million secured loan financing obtained during the second quarter of 2006.

✓	$0.8 million of costs relating to the preliminary stages of a liquefied natural gas plant project.
Management Discussion and Analysis    INTEROIL CORPORATION    7

Summary of Consolidated Quarterly Financial Results for past eight quarters
Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005
Following is a table containing the consolidated results for eight prior quarters by business segment.

Quarters ended
($ thousands unless stated	2007		2006(2), (3)				2005 (adjusted)(1)
otherwise) (unaudited)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Upstream	397	395	705	900	2,684	959	854	404
Midstream – Refining and Marketing	114,584	103,055	147,538	94,687	106,825	103,105	108,625	115,273
Midstream – Liquefaction	5	—	—	—	—	—	—	—
Downstream	93,186	77,812	91,990	39,527	37,995	27,807	39,044	32,449
Corporate & Consolidated	(67,633)	(54,366)	(67,457)	(24,132)	(23,095)	(21,979)	(23,307)	(18,661)
Sales and operating revenues	140,539	126,896	172,776	110,982	124,409	109,892	125,216	129,465

Upstream	(5,836)	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)
Midstream – Refining and Marketing	3,775	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070
Midstream – Liquefaction	(444)	(322)	(396)	(298)	—	—	—	—
Downstream	2,760	3,028	1,143	1,954	3,559	(326)	3,963	2,522
Corporate & Consolidated	4,959	(1,931)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)
Earnings before interest, taxes, depreciation and amortization	5,214	2,716	6,541	1,140	(10,257)	(9,103)	(5,566)	3,486

Upstream	(6,174)	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)
Midstream – Refining and Marketing	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068
Midstream – Liquefaction	(444)	(322)	(396)	(298)	—	—	—	—
Downstream	2,242	2,050	(427)	1,278	2,426	(282)	2,802	1,460
Corporate & Consolidated	2,196	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)

Net income (loss) per segment	(3,297)	(5,740)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)

Net income (loss) per share (dollars)

Per Share – Basic	(0.11)	(0.19)	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)
Per Share – Diluted	(0.11)	(0.19)	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)

(1)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.

(2)	Our September 2006 quarterly results have been represented with our Midstream-Liquefaction segment separated out from the Midstream-Refining and Marketing segment, as the development of a liquefaction business has become an increasingly important component of our business.

(3)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Management Discussion and Analysis    INTEROIL CORPORATION    8

QUARTER AND SIX MONTH PERIOD IN REVIEW
The following section provides a review of the quarter and six months ended June 30, 2007 for each of our business segments. It includes a business summary, an operational review of the quarter, a review of financial results, and an analysis of each business segment’s contribution to InterOil’s corporate strategy.
UPSTREAM — QUARTER AND SIX MONTH PERIOD IN REVIEW
Upstream Business Summary
Our Upstream business currently has four exploration licenses and two retention licenses in Papua New Guinea, covering approximately nine million acres of which approximately 8.2 million acres are operated by InterOil.
Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby and are 100% owned and operated by us. Our current exploration efforts are focused on these three licenses. Our indirect participation interest investors have the right to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells.
In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua, a 43.1% working interest in Petroleum Retention License 4 and a 28.6% working interest in Petroleum Retention License 5.
Upstream Operating Review

	Second	First
	Quarter of	Quarter of	Year Ended
Key Upstream Metrics	2007	2007	Dec 2006

Wells spudded (during the period)	—	1	1
Total wells drilled in eight well indirect participation interest program	3	3	3
Total drilled (during the period) (feet)	4,687	4,064	6,087
Total spent on seismic acquisition ($ millions)	6.6	4.8	6.8
Total spent on drilling ($ millions)	11.3	6.8	37.9
During the second quarter of 2007 we continued drilling the Elk-2 well in Petroleum Prospecting License 238 and at June 30, 2007 had reached a total depth of 8,751 feet. The Elk-2 well was spudded on February 9, 2007 to appraise the Elk-1 gas/condensate discovery made by InterOil in 2006 and to further explore the Elk structure for a potential oil accumulation. Elk-2 is planned to drill to a total depth of approximately 10,500 feet and is targeting the Puri and Mendi limestones, the same fractured carbonate reservoir in which Elk-1 encountered hydrocarbons. These hydrocarbons are not currently classified as proved reserves under definitions adopted by the United States or Canadian regulatory authorities.
The seismic crew, mobilized in the first quarter of 2007, continued acquiring the 2D seismic program to further delineate the Elk structure and leads on-trend with Elk that were identified from the airborne gravity and magnetic surveys that we acquired in 2005 and 2006. During the second quarter the seismic crew acquired 59 miles of which 50 miles were recorded over Elk/Antelope and 9 miles over the Big Horn lead. The crew is currently recording lines over the Elk structure and plans to complete the 2007 program, consisting of approximately 143 miles, by the end of October 2007.
Management Discussion and Analysis    INTEROIL CORPORATION    9

Upstream Financial Results for Quarter and Six Months Ended June 30, 2007 and 2006
Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and June 30, 2006.

Upstream – Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands)	2007	2006(1)	2007	2006(1)

Sales and operating revenues	—	—	—	—
Interest revenue	101	1,750	289	2,104
Other non-allocated revenue	296	934	503	1,540

Total revenue	397	2,684	792	3,644

Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	(969)	(2,491)	(1,783)	(3,461)
Foreign exchange gain/(loss)	(397)	121	(650)	38
Exploration costs	(4,518)	(1,660)	(7,886)	(1,663)
Exploration impairment	(6)	(24)	(20)	(265)
Accretion expense	(343)	(893)	(684)	(2,781)

Earnings before interest, taxes, depreciation and amortization	(5,836)	(2,263)	(10,231)	(4,488)

Depreciation and amortization	(338)	(173)	(648)	(371)
Interest expense	—	(1)	—	(3)

Loss from ordinary activities before income taxes	(6,174)	(2,437)	(10,879)	(4,862)

Income tax expense	—	—	—	—

Total net loss	(6,174)	(2,437)	(10,879)	(4,862)

(1)	Our second quarter and first six months of 2006 segment results have been represented to conform with the presentation adopted for the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.
Analysis of Upstream Financial Results Comparing Quarter Ended June 30, 2007 and 2006
During the second quarter of 2007, the Upstream business had a net loss of $6.2 million, compared with a loss of $2.4 million in the second quarter of 2006.
The key variances in the quarter ended June 30, 2007, compared with the same quarter in 2006, are primarily due to:
✓	$2.9 million additional exploration costs expensed in the second quarter of 2007 due to InterOil’s portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

✓	$1.6 million decrease in interest revenue due to lower cash and cash equivalents available due to usage of indirect participation interest # 3 investor funds.

✓	$0.6 million decrease in other unallocated revenue due to lower third party rental income from InterOil’s rig as the rig was used on the extended well program which is capitalized by InterOil and IPI investor’s share is only 31.55% of the program.

✓	$0.6 million decrease in accretion expense in second quarter of 2007 as a result of a decrease in the indirect participation interest liability. The indirect participation liability has decreased as the obligation to complete the drilling program is being met within the agreed terms.
Management Discussion and Analysis    INTEROIL CORPORATION    10

✓	$1.5 million decrease in office and administration and other expenses, relating mainly to lower rig expenses.
Analysis of Upstream Financial Results Comparing Six Months Ended June 30, 2007 and 2006
During the first six months of 2007, the Upstream business had a net loss of $10.9 million as compared to a net loss of $4.8 million in the same period of 2006.
The key variances in the six months ended June 30, 2007, compared with the same period in 2006, are primarily due to:
✓	$6.2 million additional exploration costs expensed in the first six months of 2007 due to InterOil’s portion of Elk geophysics and geology costs, which are expensed as incurred under the ‘Successful Efforts’ method of accounting.

✓	$1.8 million decrease in interest revenue due to lower cash and cash equivalents available on account of usage of indirect participation liability funds.

✓	$1.0 million decrease in other unallocated revenue is due to lower third party rental income from InterOil’s rig as the rig was used on the extended well program which is capitalized by InterOil and IPI investor’s share is only 31.55% of the program.

✓	$2.1 million decrease in accretion expense in six months of 2007 as a result of a decrease in the indirect participation interest liability. The indirect participation liability has decreased as the obligation to complete the drilling program is within contract.

✓	$1.7 million decrease in office and administration and other expenses relates mainly to lower rig expenses.

✓	$0.2 million decrease in exploration impairment as the majority of the expense in first quarter of 2006 related to the acquisition of additional interests in our PRL 4 and PRL 5 licenses.
Management Discussion and Analysis    INTEROIL CORPORATION    11

Upstream Financial Results for Quarter Ended June 30, 2007 and the Preceding Seven Quarters

Upstream – Operating
results	2007		2006				2005
($ thousands)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	—	—	—	—	—	—	—	—
Other non-allocated revenue	397	395	705	900	2,684	959	854	404

Total segment revenue	397	395	705	900	2,684	959	854	404

Cost of sales and operating expenses	—	—	—	—	—	—	—	—
Office and administration and other expenses	(969)	(815)	(1,300)	(1,609)	(2,491)	(970)	(742)	(585)
Foreign exchange gain/(loss)	(397)	(253)	(54)	78	121	(83)	232	252
Exploration costs	(4,518)	(3,368)	57	(52)	(1,660)	(3)	306	(218)
Exploration impairment	(6)	(14)	(117)	(35)	(23)	(242)	(1,747)	(117)
Accretion expense	(343)	(340)	(342)	(619)	(893)	(1,888)	(1,265)	(1,391)

Earnings before interest, taxes, depreciation and amortization	(5,836)	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)

Depreciation and amortization	(338)	(309)	(233)	(202)	(173)	(198)	(96)	(213)
Interest expense	—	—	(2)	(1)	(1)	(1)	6	(2)

Loss from ordinary activities before income taxes	(6,174)	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)

Income tax expense	—	—	—	—	—	—	—	—

Total net loss	(6,174)	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)

Management Discussion and Analysis    INTEROIL CORPORATION    12

MIDSTREAM REFINING — QUARTER AND SIX MONTH PERIOD IN REVIEW
Midstream Refining and Marketing Business Summary
The Midstream operations predominately relate to our refinery situated in Port Moresby, the capital city of Papua New Guinea. Our refinery comprises of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU) which was commissioned during the second half of 2004 and began commercial operations in 2005. InterOil is the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of that country’s domestic demand. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the CDU also results in the production of naphtha and low sulfur waxy residue and sometimes limited volumes of LPG’s are produced depending on the crude feedstock. To the extent that we do not convert naphtha to gasoline within the CRU, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Majority of the low sulfur waxy residue is exported as it is valued by more complex refineries as cracker feedstock or may be utilized as fuel in large power stations, however, smaller volumes are also sold domestically as ‘InterOil Power Fuel’.
Midstream Refining and Marketing Operating Review

	Quarters ended		Six months ended
	June 30,		June 30,
Key Refining and Marketing Metrics	2007	2006	2007	2006

Net income/(loss) ($ millions)	($1.1)	($13.4)	$0.4	($23.5)
EBITDA ($ millions)	$3.8	($8.2)	$10.1	($13.4)
Throughput (barrels ‘000) (1)	1,557	1,143	3,015	2,403
Operating days	79	50	158	113
Cost of production per barrel(2)	$2.80	$2.90	$2.52	$2.97
Working capital financing cost per barrel of production(2)	$0.71	$1.24	$0.71	$0.98
Distillates as percentage of production	64%	58%	65%	61%

(1)	Total throughput for the period

(2)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the period.
The refining and marketing segment has significantly improved compared to the prior period due to optimization efforts, particularly the capital works completed in third quarter 2006. The net loss in second quarter 2007 was $1.1 million, compared with a $13.4 million net loss for the same quarter of 2006. EBITDA for the second quarter 2007 improved by $12.0 million to $3.8 million when compared with the second quarter of 2006.
The net profit result for the six months ended June 30, 2007 improved by $23.1m to $0.4 million compared to the same period of 2006. EBITDA for the six months ended June 30, 2007
Management Discussion and Analysis    INTEROIL CORPORATION    13

improved by $23.5 million to $10.1 million, compared with the EBITDA for the same period in 2006.
In the second quarter 2007, throughput was 1.6 million barrels versus 1.1 million barrels in the second quarter of 2006. The increase in throughput is the result of fewer shutdown days in the second quarter of 2007 compared to with the second quarter of 2006. Total operating costs were down approximately $0.8 million when comparing the two periods. The net result was that cost of production per barrel has reduced by $0.10 per barrel from $2.90 per barrel in second quarter 2006 to $2.80 in second quarter 2007.
During 2006, the refinery’s objective was to satisfy the domestic Papua New Guinea demand for diesel, jet, kerosene and gasoline while minimizing production of naphtha and low sulphur waxy residue (LSWR). In the first half of 2007 we reacted to improvements to naphtha prices available in the Singapore market and adjusted our crude slate and production scheduling to take advantage of this, whilst still meeting our core objective to supply the Papua New Guinea requirements for diesel, jet, kerosene and gasoline.
Midstream Refining and Marketing Financial Results for Quarter and Six Months Ended June 30, 2007 and 2006
Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and June 30, 2006.

Midstream
Refining and Marketing - Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	46,538	84,823	94,751	165,676
Inter-segment revenue (2)	68,031	21,870	122,864	44,025
Interest and other revenue	15	132	24	229

Total revenue	114,584	106,825	217,639	209,930

Cost of sales and operating expenses	(110,074)	(112,107)	(204,915)	(217,658)
Office and administration and other expenses	(2,324)	(3,969)	(4,549)	(5,696)
Gain on derivative contracts	561	(8)	1,015	(102)
Foreign exchange gain	1,028	1,071	921	108

Earnings before interest, taxes, depreciation and amortization	3,775	(8,188)	10,111	(13,418)

Depreciation and amortization	(2,748)	(2,626)	(5,465)	(5,224)
Interest expense	(2,156)	(2,731)	(4,247)	(5,073)

Loss from ordinary activities before income taxes	(1,129)	(13,545)	399	(23,715)

Income tax expense	—	—	—	—

Non-controlling interest	12	137	(5)	255

Total net (loss)/income	(1,117)	(13,408)	395	(23,460)

(1)	Our second quarter and first six months of 2006 segment results have been represented to conform with the presentation adopted for reporting the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.

(2)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited in Q4 2006, as a result of which Midstream — Refinery and Marketing external sales have reduced and inter-segment revenue has increased since Q4 2006.
Management Discussion and Analysis    INTEROIL CORPORATION    14

Analysis of Midstream Financial Results Comparing Quarter Ended June 30, 2007 and 2006
During the quarter ended June 30, 2007, the Midstream business net loss was $1.1 million, compared with a loss of $13.4 million in the same period of 2006.
The key variances between the two quarters are explained as follows:
✓	An increase in Gross Margin of $9.9 million for the second quarter of 2007 when compared to the second quarter of 2006 was primarily due to a combination of movements in the following:
          Elements within our control
+	Improved yield structure

+	Reduced fuel consumption

+	Decreased fuel cost

+	Improved premiums negotiated on export products

+	Decreased direct operating costs

+	Increased risk management activity (subject to hedge accounting)
          Elements outside our control
+	Improved Mean of Platts Singapore (‘MOPS’) Naphtha pricing versus benchmark crude

-	Decreased MOPS LSWR pricing versus benchmark crude

-	Decreased IPP/Posted pricing versus MOPS benchmark pricing for diesel, jet & gasoline fuels
✓	$1.6 million decrease in office and administration and other expenses due to a number of factors, including decreased external consultant costs and decreased repair and maintenance costs, as compared to the same quarter in 2006. The decrease is also contributed by lower financing charges on crude cargo ‘Letters of Credit’ raised with BNP Paribas.

✓	$0.6 million increase to the gain on derivative contracts due to increased price risk management activity that is deemed not to be subject to hedge accounting.

✓	$0.1 million increase to the depreciation charge was as a result of capital works completed in third quarter 2006 being depreciated in second quarter 2007

✓	$0.6 million decrease in interest expenses due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances and reduced interest on OPIC loan balances due to repayment of capital during 2006.
Analysis of Midstream Financial Results Comparing Six Months Ended June 30, 2007 and 2006
During the six months ended June 30, 2007, the Midstream business net income was $0.4 million, compared with a loss of $23.5 million in the same period of 2006.
The key variances between the two periods are explained as follows:
✓	An increase in Gross Margin of $20.7 million for the six months ended June 30, 2007 when compared to the same period in 2006 was primarily due to a combination of movements in the following:
          Elements within our control
+	Improved yield structure

+	Reduced fuel consumption

+	Decreased fuel cost

+	Improved premiums negotiated on export products

+	Decreased direct operating costs

+	Increased risk management activity (subject to hedge accounting)
Management Discussion and Analysis    INTEROIL CORPORATION    15

          Elements outside our control
+	Improved MOPS Naphtha pricing versus benchmark crude

-	Decreased MOPS LSWR pricing versus benchmark crude

-	Decreased IPP/Posted pricing versus MOPS benchmark pricing for diesel, jet & gasoline fuels
✓	$1.1 million decrease in office and administration and other expenses due to a number of factors, including decreased external consultant costs and decreased repair and maintenance costs, as compared to the same quarter in 2006. The decrease is also contributed by lower financing charges on crude cargo ‘Letters of Credit’ raised with BNP Paribas.

✓	$1.1 million increase to the gain on derivative contracts due to increased price risk management activity that is deemed not to be subject to hedge accounting.

✓	$0.8 million increase in foreign exchange gain/loss mainly due to actual foreign currency transaction rates closely matching rates entered in our accounting system, as a result of changing the source of the rates entered in the accounting system and negotiating improved rates on our Papua New Guinea kina to United States dollar transactions during the second half of 2006.

✓	$0.2 million increase to the depreciation charge was as a result of capital works completed in third quarter 2006 being depreciated in the first half of 2007

✓	$0.8 million decrease in interest expenses due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances and reduced interest on OPIC loan balances due to repayment of capital during 2006.
Management Discussion and Analysis    INTEROIL CORPORATION    16

Midstream Financial Results for Quarter Ended June 30, 2007 and the Preceding Seven Quarters

Operating results	2007		2006					2005
($ thousands)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

External sales	46,538	48,213	79,634	69,901	84,823	80,854	84,891	96,652
Inter-segment revenue	68,031	54,833	67,894	24,665	21,870	22,155	23,597	18,552
Interest and other revenue	15	9	10	121	132	96	137	69

Total segment revenue	114,584	103,055	147,538	94,687	106,825	103,105	108,625	115,273

Cost of sales and operating expenses	(110,074)	(94,841)	(138,664)	(95,052)	(112,108)	(105,550)	(112,480)	(106,864)
Office and administration and other expenses	(2,324)	(2,225)	(2,396)	(2,539)	(3,969)	(1,727)	(1,805)	(2,653)
Gain on derivative contracts	561	454	2,233	484	(8)	(94)	576	(57)
Foreign exchange gain/(loss)	1,028	(107)	433	4,094	1,071	(963)	(1,249)	371

Earnings before interest, taxes, depreciation and amortization	3,775	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070

Depreciation and amortization	(2,748)	(2,717)	(2,806)	(2,699)	(2,626)	(2,598)	(2,663)	(2,663)
Interest expense	(2,156)	(2,091)	(2,478)	(3,330)	(2,731)	(2,342)	(2,755)	(2,321)

Loss from ordinary activities before income taxes	(1,129)	1,528	3,860	(4,355)	(13,545)	(10,169)	(11,751)	1,086

Income tax expense	—	—	—	—	—	—	—	—
Non- controlling Interest	12	(17)	(42)	46	137	117	129	(18)

Total net income/(loss)	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068

Management Discussion and Analysis    INTEROIL CORPORATION    17

MIDSTREAM LIQUEFACTION — QUARTER AND SIX MONTH PERIOD IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Independent State of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG. The tri-partite agreement relates to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location in the adjacent Gulf Province of PNG, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility will also interface with our existing refining and share certain facilities.
To date, progress has been made on a number of key components necessary to develop a LNG project. During 2007, the company anticipates further development stage activities aimed towards the financing and construction of such an LNG plant.
Subsequent to quarter end, on July 31, 2007, a Shareholders’ Agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). All costs incurred on the project from the date of the Shareholders’ Agreement will be capitalized to the LNG project in the Project Company’s (“Liquid Niugini Gas Ltd.” which is a 100% subsidiary of the Joint Venture Company) books.
If approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take years to complete. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk location or otherwise, to support or justify a LNG facility.
Midstream Liquefaction Financial Results for quarter and six months ended June 30, 2007 and 2006
Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and June 30, 2006.

Midstream
Liquefaction - Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	—	—	—	—
Interest revenue	5	—	5	—

Total revenue	5	—	5	—

Cost of sales and operating expenses	—	—	—	—
Office and administration and other expenses	(449)	—	(771)	—

Earnings before interest, taxes, depreciation and amortization	(444)	—	(766)	—

Depreciation and amortization	—	—	—	—
Interest expense	—	—	—	—

Loss from ordinary activities before income taxes	(444)	—	(766)	—

Income tax expense	—	—	—	—

Total net loss	(444)	—	(766)	—

Management Discussion and Analysis  INTEROIL CORPORATION  18

(1)	Our liquefaction segment was formed in the third quarter of 2006 and as a result there is no comparative information for the first six months of 2006. The liquefaction business is in an early stage of development.
Analysis of Midstream Liquefaction Financial Results Comparing Quarter and Six Months Ended June 2007 and 2006
All costs to date relating to the liquefaction segment have been expensed. These costs include expenses relating to employees, office premises and consultants. Due to the signing of the Shareholders’ Agreement on July 31, 2007, future costs from the date of signing will be capitalized.
The Joint Venture Company and its subsidiaries will be deconsolidated from InterOil’s books from the date of the Shareholders’ Agreement and the investment will be equity accounted. InterOil holds a 33.33% shareholding in the Joint Venture Company its share of expenditure will carried by Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited (‘the Joint Venture Partners) to a maximum of $200.0 million. From the date of signing of the Shareholders’ Agreement, the Joint Venture Partners are required to fund a total of $200.0 million in the form of future cash calls to equalize their shareholding in the Joint Venture Company. Initially, Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have approved and agreed to provide a total of $40 million to fund cash costs incurred through Front End Engineering and Design (FEED) phase until the Final Investment Decision (FID) milestone is achieved.
Midstream Liquefaction Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Midstream
Liquefaction – Operating results	2007		2006				2005
($ thousands)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	5	—	—	—	—	—	—	—

Total segment revenue	5	—	—	—	—	—	—	—

Cost of sales and operating expenses	—	—	—	—	—	—	—	—
Office and administration and other expenses	(449)	(322)	(396)	(298)	—	—	—	—

Earnings before interest, taxes, depreciation and amortization	(444)	(322)	(396)	(298)	—	—	—	—

Depreciation and amortization	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—

Loss from ordinary activities before income taxes	(444)	(322)	(396)	(298)	—	—	—	—

Income tax expense	—	—	—	—	—	—	—	—

Total net income/(loss)	(444)	(322)	(396)	(298)	—	—	—	—

Management Discussion and Analysis  INTEROIL CORPORATION  19

DOWNSTREAM - QUARTER AND SIX MONTH PERIOD IN REVIEW
Downstream Business Summary
Our wholesale and retail distribution business is the largest and most comprehensive refined petroleum products distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which, at the end of first half of 2007, supplies approximately 68% of Papua New Guinea’s refined petroleum product needs. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment with the exception of lubricants, fuel oil and avgas.
As at June 2007, we provided petroleum products to 63 retail service stations that now operate under the InterOil brand name. Of these 63 service stations that we supply, 35 are owned by InterOil or head leased, with a sublease to company approved operators. The remaining 28 service stations are independently owned and operated. InterOil supplies products to each of these service stations pursuant to retail supply agreements.
In addition to the retail distribution network, InterOil supplies petroleum products as a wholesaler to commercial clients and also operates 12 aviation refueling stations throughout Papua New Guinea. InterOil owns and operates 6 larger terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. InterOil is currently reviewing terminal and depot assets after the result of the Shell acquisition with a view to rationalizing duplicate assets. By the end of the 2007 second quarter, we had ceased selling product from three depots and these depots are either being used purely as storage sites or are to be dismantled in the near future. More than two-thirds of the volume of petroleum products that InterOil sold during the first and second quarters of 2007 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.
Management Discussion and Analysis  INTEROIL CORPORATION  20

Downstream Operating Review

	Quarters ended June 30,		Six months ended June 30,
Key Downstream Metrics	2007	2006	2007	2006

Net income ($ millions)	$2.3	$2.4	$4.3	$2.1
EBITDA ($ millions)	$2.8	$3.5	$5.8	$3.2
Market share (1)	72%	27%	70%	26%
Sales volumes (thousands of liters) (2)	131,414	57,301	254,084	101,301
Cost of distribution per liter ($ per liter) (3)	$0.06	$0.06	$0.07	$0.06

(1)	Market share has been calculated based on domestic purchases of product from the refinery and only includes the effect of the Shell acquisition from October 1, 2006.

(2)	Sales volumes reflect the actual sales volumes achieved for the period and therefore only include the effect of the Shell acquisition from October 1, 2006.

(3)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
The diesel IPP price fell from 1.59 PGK on January 8, 2007 to 1.47 PGK on March 8, 2007 and then subsequently rose again to PGK 1.69 on June 8. The IPP price is set on the eighth day of each month and in a market where IPP is declining, the price change results in all inventories being sold at lower margin. This in turn decreases the Gross Margin earned by the Downstream business. The reverse is true when IPP prices increase.
Management Discussion and Analysis  INTEROIL CORPORATION  21

Downstream Financial Results for quarter and six months ended June 30, 2007 and 2006
Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and 2006.

Downstream - Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands)	2007	2006(1)	2007	2006(1)

External sales	92,782	37,955	170,487	65,730
Inter-segment revenue	27	8	47	9
Interest and other revenue	377	32	464	64

Total revenue	93,186	37,995	170,998	65,803

Cost of sales and operating expenses	(87,109)	(33,447)	(158,717)	(60,247)
Office and administration and other expenses	(3,317)	(989)	(6,494)	(2,323)

Earnings before interest, taxes, depreciation and amortization	2,760	3,559	5,787	3,233

Depreciation and amortization	(552)	(89)	(1,007)	(151)
Interest expense	66	(39)	27	(78)

Net income (loss) from ordinary activities before income taxes	2,274	3,431	4,807	3,004

Income tax expense	(32)	(1,005)	(514)	(861)

Total net income (loss)	2,242	2,426	4,293	2,143

(1)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited in Q4 2006 and as a result the first six months of 2006 balances do not contain results of Shell operations.

(2)	Our second quarter and first six months of 2006 has been represented to conform with the presentation of results adopted for the year ended December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segment’s result.
Downstream Financial Results Analysis Comparing Quarter Ended June 30, 2007 and 2006
During the quarter ended June 30, 2007, the Downstream business earned a net income of $2.2 million, compared with $2.4 million in the same quarter of 2006.
The key sources of variance between these quarters are as follows:
✓	$1.2 million increase in Gross Margin during the second quarter of 2007 over the same quarter of 2006 mainly due to increased volumes resulting from the Shell Acquisition and increased domestic demand, coupled with a net positive effect on Gross Margin due to IPP price movements as applied to the inventory sold during the quarter. Price changes that affected the second quarter of 2007 were on average less favorable than in the same period in 2006.

✓	$2.3 million increase in office and administration and other expenses due to a number of factors including, higher insurance costs as a result of the acquisition and inclusion of the Shell business. Shell previously self insured their PNG business within their global structure at a much cheaper cost. Also the Downstream operations incurred higher Corporate allocations, increased repair and maintenance costs, and increased travel costs.

✓	$0.4 million increase in depreciation expense over the same quarter of 2006 related primarily to the addition of the Shell assets from October 1 and the completion of construction of the 2 million litre East Sepik tank in the third quarter of 2006.

✓	$1.0 million decrease in income tax expense during the quarter due to prior period adjustments.
Management Discussion and Analysis  INTEROIL CORPORATION  22

Analysis of Downstream Financial Results Comparing Six Months Ended June 30, 2007 and 2006
During the six months ended June 30, 2007, the Downstream business earned a net income of $4.3 million compared with $2.1 million in the same period of 2006.
The key sources of variance between these periods were as follows:
✓	$6.3 million increase in Gross Margin during first six months of 2007 over same period last year was mainly due to added volumes from the Shell acquisition and increased domestic demand, coupled with a net positive effect on Gross Margin due to IPP price movements as applied to the inventory sold during the period. Price changes that affected the first six months of 2007 were on average less favorable than in the same period in 2006.

✓	$4.2 million increase in office and administration and other expenses due to a number of factors including added insurance costs from the acquisition and inclusion of the Shell business. Shell previously self insured their PNG business within their global structure at a much cheaper rate. Also the Downstream operations incurred higher Corporate allocations, increased repairs and maintenance costs, and increased travel costs. During this period, the business also incurred substantial re-branding costs on the ex Shell retail, commercial and aviation network assets.

✓	$0.9 million increase in depreciation expense over first six months of 2006 related primarily to the addition of the Shell assets on October 1 and the completion of construction of the 2 million liter East Sepik tank in the third quarter of 2006.

✓	$0.3 million decrease in income tax expense during the period due to prior period adjustments.
Downstream Financial Results for Quarter Ended June 30, 2007 and the Preceding Seven Quarters

Downstream – Operating
results	2007		2006				2005
($ thousands)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Jun 30

External sales	92,782	77,705	90,695	39,451	37,955	27,775	39,192	29,933
Inter-segment revenue	27	20	(29)	43	8	—	(437)	129
Interest and other revenue	377	87	1,324	33	32	32	289	(69)

Total segment revenue	93,186	77,812	91,990	39,527	37,995	27,807	39,044	29,993

Cost of sales and operating expenses	(87,109)	(71,608)	(87,521)	(35,743)	(33,447)	(26,801)	(34,933)	(26,382)
Office and administration and other expenses	(3,317)	(3,176)	(3,326)	(1,830)	(989)	(1,333)	(148)	(1,061)

Earnings before interest, taxes, depreciation and amortization	2,760	3,028	1,143	1,954	3,559	(327)	3,963	2,550

Depreciation and amortization	(552)	(456)	(537)	(222)	(90)	(62)	(55)	(52)
Interest expense	66	(39)	(36)	(38)	(39)	(38)	(44)	(140)

Income from ordinary activities before income taxes	2,274	2,533	570	1,694	3,430	(427)	3,865	2,358

Income tax expense	(32)	(483)	(997)	(416)	(1,004)	145	(1,063)	(569)

Total net income/(loss)	2,242	2,050	(427)	1,278	2,426	(282)	2,802	1,789

Management Discussion and Analysis  INTEROIL CORPORATION  23

CORPORATE — QUARTER AND SIX MONTH PERIOD IN REVIEW
Corporate Financial Results for Quarter and Six Months Ended June 30, 2007 and 2006
Following is a table containing the financial results for the quarter and six months ended June 30, 2007 and June 30, 2006.

	Quarter ended		Six months ended
Corporate – Operating results	June 30,		June 30,
($ thousands)	2007	2006(5)	2007	2006(5)

External sales elimination	—	—	—	—
Inter-segment revenue elimination(1)	(68,058)	(21,878)	(122,911)	(44,034)
Interest revenue	424	(1,194)	911	(1,069)
Other unallocated revenue	—	(23)	—	27

Total revenue	(67,634)	(23,095)	(122,000)	(45,076)

Cost of sales and operating expenses elimination(1)	69,906	21,878	124,126	44,034
Office and administration and other expenses(2)	(3,866)	(2,149)	(5,651)	(3,647)
Gain on LNG shareholder agreement	6,553	—	6,553	—

Earnings before interest, taxes, depreciation and amortization	4,959	(3,366)	3,028	(4,689)

Depreciation and amortization(3)	20	26	42	47
Interest expense(4)	(2,768)	(838)	(5,120)	(1,123)

Income from ordinary activities before income taxes	2,211	(4,178)	(2,050)	(5,765)

Income tax expenses	(15)	(166)	(29)	(185)

Non-controlling interest	—	3	—	5

Total net income	2,196	(4,341)	(2,079)	(5,945)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales and administration service fees.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.

(5)	Our second quarter and first six months of 2006 segment results have been represented to conform with the presentation of results adopted for the year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.
Analysis of Corporate Financial Results Comparing Quarter Ended June 30, 2007 and 2006
Key movements in Corporate between the second quarters of 2007 and 2006 were as follows:
✓	$6.6 million gain recognized in the second quarter of 2007, being the deferred gain on the secured bridging facility recognized on signing of Shareholder Agreement subsequent to the quarter end.

✓	$1.9 million increase in interest expense, primarily relating to the additional borrowings made under the secured loan facility entered into in May 2006.

✓	$1.5 million increase in stock compensation expense recognized in office and administration and other expenses

✓	$1.8 million increase in net income during second quarter of 2007 on timing of intra-group profit eliminated on consolidation between Midstream and Downstream. The margins generated by the
Management Discussion and Analysis  INTEROIL CORPORATION  24

refinery in the second quarter of 2007 were lower than in the previous two quarters. There was no such adjustment in the second quarter of 2006 as the refinery started generating positive gross margins in the fourth quarter of 2006.

✓	$1.6 million increase in interest revenue in Corporate segment due to higher cash holdings within the segment.
Analysis of Corporate Financial Results Comparing Six Months Ended June 30, 2007 and 2006
Key movements in our Corporate services segment between the six months ended June 30, 2007 and the same period of 2006 were as follows:
✓	$6.6 million gain recognized in second quarter 2007 being the deferred gain on secured bridging facility recognized on signing of Shareholder Agreement subsequent to the quarter end.

✓	$4.0 million increase in interest expense primarily relating to the additional borrowings made under the secured loan facility entered into in May 2006.

✓	$2.1 million increase in stock compensation expense recognized in office and administration and other expenses.

✓	$1.2 million increase in net income during six months of 2007 on timing of intra-group profit eliminated on consolidation between Midstream and Downstream. The margins generated by the refinery in second quarter of 2007 were lower than the margins in last quarter of 2006. There was no such adjustment in second quarter of 2006 as the refinery started generating positive gross margins in forth quarter of 2006.

✓	$2.0 million increase in interest revenue in Corporate segment due to higher cash holdings.
Management Discussion and Analysis  INTEROIL CORPORATION  25

Corporate Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Corporate – Operating	2007		2006				2005
results ($ thousands)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Inter-segment revenue elimination	(68,058)	(54,853)	(67,864)	(24,708)	(21,878)	(22,154)	(23,160)	(18,865)
Interest revenue	424	487	457	554	(1,194)	125	96	118
Other unallocated revenue	—	—	(50)	22	(23)	50	(243)	86

Total segment revenue	(67,634)	(54,366)	(67,457)	(24,132)	(23,095)	(21,981)	(23,307)	(18,661)

Cost of sales and operating expenses elimination	69,906	54,220	66,649	24,708	21,878	22,156	24,240	17,805
Office and administration and other expenses	(3,866)	(1,785)	(1,491)	(1,429)	(2,149)	(1,498)	(1,767)	(2,595)
Gain on LNG shareholder agreement	6,553	—	—	—	—	—	—	—

Earnings before interest, taxes, depreciation and amortization	4,959	(1,931)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)

Depreciation and amortization	20	21	22	24	26	21	116	(13)
Interest expense	(2,768)	(2,352)	(3,131)	(1,981)	(838)	(285)	(196)	(90)

Income from ordinary activities before income taxes	2,211	(4,262)	(5,408)	(2,810)	(4,178)	(1,585)	(914)	(3,554)

Income tax expense	(15)	(13)	(10)	125	(166)	(20)	20	(20)
Non-controlling interest	—	—	(2)	1	3	2	1	4

Total net income/(loss)	2,196	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)

Management Discussion and Analysis  INTEROIL CORPORATION  26

LIQUIDITY AND CAPITAL RESOURCES
Summary of Cash Flows for Quarter and Six Months Ended June 30, 2007 and 2006

	Quarters ended June 30,		Six months ended June 30,
($ thousands)	2007	2006	2007	2006

Net cash inflows/(outflows) from:
Operating	7,812	(25,231)	2,832	(17,064)
Investing	(3,126)	(21,943)	(10,038)	(43,299)
Financing	(6,382)	69,776	(2,069)	61,798

Net cash movement	(1,696)	22,602	(9,275)	1,435

Opening cash	24,102	38,435	31,681	59,602

Closing cash	22,406	61,037	22,406	61,037

Operating Activities
For the quarter ended June 30, 2007, cash provided by our operating activities was $7.8 million compared with cash used in operations of $25.2 million for the same quarter in 2006. Reasons for the $33.0 million improvement in cash movements include:
✓	Our cash provided by operations, prior to changes in non-cash working capital, improved by $11.8 million. on account of higher margins from our Midstream and Downstream operations compared to the prior period.

✓	Our changes in non-cash working capital provided cash inflow from operations of $3.7 million as compared to an outflow of $17.5 million in the same quarter of 2006. These working capital movements relate to the timing of receipts, payments and inventory purchases.
For the six months ended June 30, 2007, cash provided by our operating activities was $2.8 million compared with cash used in operations of $17.1 million for the same period in 2006. Reasons for the $19.9 million net improvement in cash movements include:
✓	Our cash provided by operations, prior to changes in non-cash working capital, improved by $18.6 million on account of higher margins from our Midstream and Downstream operations compared to the prior period.

✓	Our changes in non-cash working capital provided a cash outflow from operations of $5.7 million as compared to $6.4 million in same period of 2006. These working capital movements relate to the timing of receipts, payments and inventory purchases.
Investing Activities
For the quarter ended June 30, 2007, cash used by our investing activities was $3.1 million compared to $21.9 million for same quarter of 2006. During these periods, the cash used on investing activities consisted primarily of:
✓	$19.7 million on oil and gas exploration expenditure in the second quarter of 2007 relating to the Elk extended well program versus $3.9 million in second quarter of 2006 mainly related to drilling and seismic activities and $6.1 million applied against the indirect participation interest. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for the IPI investors’ share of these costs.

✓	$16.9 million decrease in our secured cash balances in second quarter of 2007 versus an increase of $12.3 million in the same quarter of 2006. Restricted cash movement is influenced by the amounts outstanding on different facilities within our working capital facility with BNP Paribas.

✓	$2.1 million of proceeds from cash calls to joint venture partners in relation to the natural gas segment preliminary expenses.
Management Discussion and Analysis  INTEROIL CORPORATION  27

✓	$1.1 million on plant and equipment in the second quarter of 2007 mainly on Downstream projects versus $5.4 million in same quarter of 2006 which primarily related to revamp and optimization activities undertaken by the refinery.
For the six months ended June 30, 2007, cash used in our investing activities was $10.0 million compared with $43.3 million for the same period in 2006. During these periods, the cash used on investing activities consisted primarily of:
✓	$31.4 million on oil and gas exploration expenditure in six month period of 2007 relating to Elk extended well program versus $4.4 million in same period of 2006 mainly related to drilling and seismic activities and $17.3 million applied against indirect participation interest. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for the IPI investors share of these costs.

✓	$9.9 million of proceeds from cash calls from IPI investors in relation to the Elk extended well programs.

✓	$11.2 million decrease in our secured cash balances in six month period of 2007 versus an increase of $9.8 million in same period of 2006.

✓	$2.6 million as final payment in the first six months of 2007 to acquire Shell Papua New Guinea as compared to $4.5m payment in same period of 2006 as deposit on acquisition of Shell which was effective October 1, 2006.

✓	$4.1 million of proceeds from cash calls to joint venture partners in relation to the natural gas segment preliminary expenses.

✓	$1.6 million on plant and equipment in the first six months of 2007 mainly on Downstream projects versus $10.2 million in same period of 2006 which primarily related to revamp and optimization activities undertaken by the refinery.
Financing Activities
For the quarter ended June 30, 2007, cash outflows from our financing activities amounted to $6.3 million. The cash movements caused by financing activities were primarily due to:
✓	$5.0 million of proceeds from Clarion Finanz on entering into an option agreement relating to the Elk well.

✓	$11.6 million repayment of the BNP working capital facility as compared to draw downs of $17.3 million during the second quarter of 2006.
For the six months ended June 30, 2007, cash outflows from our financing activities amounted to $2.1 million. The cash movements caused by financing activities were primarily due to:
✓	$5.0 million of proceeds from Clarion Finanz on entering into an option agreement relating to the Elk well.

✓	$7.4 million repayment of the BNP working capital facility as compared to draw downs of $7.9 million during the six month period of 2006.
Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea were $19.7 million for the quarter ended June 30, 2007 and $31.3 million for the six month period ended June 30, 2007 compared with $10.1 million and $21.7 million during the same periods in 2006.
Gross capital expenditures during the quarter ended June 30, 2007 consisted of:
✓	$6.6 million for seismic acquisition costs relating to Elk extended well program.

✓	$11.3 million on drilling Elk – 2 appraisal well as part of the Elk extended well program.

✓	Fixed assets and inventory movement made up the balance of the expenditure.
Management Discussion and Analysis  INTEROIL CORPORATION  28

Gross capital expenditures during the first six months of 2007 consisted of:
✓	$11.3 million for seismic acquisition costs relating to Elk extended well program.

✓	$16.1 million on drilling Elk – 2 appraisal well as part of the Elk extended well program.

✓	Fixed assets and inventory movement made up the balance of the expenditure.
The IPI investors are required to fund 31.55% of the Elk extended well program costs and the amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting the IPI interest in program.
The capital expenditures during the quarter and six months ended June 30, 2006 mainly related to seismic and drilling of the Elk-1 exploratory well.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream operations for the quarter and six months ended June 30, 2007. Capital expenditures of $4.4 million during the quarter ended June 30, 2006 and $8.6 million during the six months ended June 30, 2006 primarily related to our refinery optimization program that was completed during the third quarter of 2006.
Downstream Capital Expenditures
Capital expenditures for the Downstream (or wholesale and retail distribution) business segment were $0.9 million for the three month period ended June 30, 2007 and $2.8 million for the six month period ended June 30, 2007 compared with $0.4 million and $1.0 million during the same periods in 2006. Our 2007 capital expenditures mainly consisted of final payments for the acquisition of Shell’s Papua New Guinea business. The second quarter of 2007 expenditure consisted of costs associated with the construction and purchase of storage tanks and related infrastructure and a down payment on new fuel distribution software for the Downstream business.
Sources of Capital
Upstream
We currently fund all of our Upstream capital expenditures for exploration on the IPI drilling program using the proceeds of the $125.0 million Indirect Participation Interest Agreement that we entered into in February 2005. For the expenditures on the extended well program and other appraisal wells, we have to fund our share of these costs from operational cash flows and secured loans available to the Company. Cash calls are also made from IPI investors for their share of interest in these appraisal wells.
Midstream
Subsequent to quarter end (on August 9, 2007), approval was received for the renewal of Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), for $170.0 million. This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility currently expires on June 30, 2008. As of June 30, 2007, $81.8 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 6.7% for the six month period ended June 30, 2007.
In December 2006, our OPIC secured loan was amended. Under the amendment, the half year principal payments due in December 2006 and June 2007 of $4.5 million each have been deferred until December 31, 2007 and interest payments previously due on December 31, 2006 and June 30, 2007 have been deferred until September 30, 2007. Repayments of interest and principal will recommence on December 31, 2007.
Management Discussion and Analysis  INTEROIL CORPORATION  29

Downstream
Our Downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On May 4, 2006, we entered into a $130.0 million secured loan facility for a two year period. The interest rate under this secured loan facility is 4%, which would have increased to 10% had we not entered into an agreement with the lenders under this facility related to the development of a liquefied natural gas facility. This agreement was signed subsequent to quarter end on July 31, 2007 which has resulted in the interest rate continuing to be 4% for the life of the loan. This facility was fully drawn down as at June 30, 2007 and expires on May 3, 2008.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.
Upstream
We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well (Elk-1) in November 2006, in which drilling costs increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well has been partially funded by the receipt of $7.0 million under our “Control of Well” insurance policy subsequent to the quarter end. We believe that we will be able to meet the obligations under the indirect participation agreement with the remaining liability in Company’s books for the five wells amounting to $49.5 million. We may have to raise additional funds in order for us to complete the program and meet the obligation under the agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. We believe that we will be able to reduce the cost of future exploration wells; however, if we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farm out or raise additional capital. However, we can provide no assurances that a farm out will be completed, that the terms of any such farm out will be acceptable to us or that we will be successful in raising additional capital. As of June 30, 2007, we had incurred $73.9 million in capital expenditures pursuant to the indirect participation interest related to the drilling of exploration wells and associated assets required for the program.
In order to evaluate the Elk discovery of gas and gas liquids, we will be required to drill additional appraisal wells. We are not currently permitted to use proceeds raised under our indirect participation interest agreement to drill these wells. As a result, we will be required to obtain the consent of the investors under the indirect participation interest agreement to use these funds to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable.
We will also be required to raise funding for the Elk field development and delivery of gas to the LNG project. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.
Midstream — Refining
We believe that we will have sufficient funds from our secured loan facility entered into with OPIC on May 4, 2006 to pay our estimated capital expenditures for 2007. As of December 31, 2006, our primary lender for the Midstream had agreed to defer interest payable until September 30, 2007 and principal until December 31, 2007
Management Discussion and Analysis  INTEROIL CORPORATION  30

to assist our cash flows. In addition, while cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Midstream — Liquefaction
Completion of any LNG facility will require substantial amounts of financing and construction will take years to complete. Being a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our Joint Venture Partners in the form of future cash calls to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. We plan to use a combination of debt, equity and partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.
Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2007.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter and should be read in conjunction with our financial statements and the notes thereto:

	Payments Due by Period
		Less					More
Contractual obligations		than 1	1 – 2	2 – 3	3 – 4	4 – 5	than 5
($ thousands)	Total	year	years	years	years	years	years
Secured loan obligations	200,700	142,700	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	1,450	1,088	362	—	—	—	—
Indirect participation interest(1)	1,816	1,518	298	—	—	—	—
Indirect participation interest(2)	49,554	23,294	21,353	4,908	—	—	—
Petroleum prospecting and retention licenses(3)	4,184	824	3,360	—	—	—	—

Total	257,705	169,424	34,374	13,908	9,000	9,000	22,000

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 16 to our unaudited financial statements for the quarter ended June 30, 2007.

(2)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in February 2005. See Note 16 to our unaudited financial statements for the quarter ended June 30, 2007.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Off Balance Sheet Arrangements
Neither during the quarter ended, nor as at June 30, 2007, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Management Discussion and Analysis  INTEROIL CORPORATION  31

Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during the second quarter of 2007 (second quarter of 2006 — $37,500). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Mr. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. An amount of $nil was payable to Breckland during the second quarter of 2007 (June 2006 — $107,242).
Amounts due to Directors and executives at June 30, 2007 totaled $30,500 for Directors fees (December 2006 — $18,000, June 2006 — $30,500) and $nil for executive bonuses (December 2006 - $nil, June 2006- $83,333).
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of June 30, 2007, we had 29,922,842 common shares outstanding and 34,885,511 common shares on a fully diluted basis.

Share Capital	Number of Shares

Balance December 31, 2005	29,163,320

Shares issued on exercise of options	132,285
Shares issued on amendment of indirect participation interest (PNGDV)	575,575

Balance December 31, 2006	29,871,180

Shares issued on conversion of indirect participation interest	26,667
Shares issued on conversion of warrants	2,995

Balance March 31, 2007	29,900,842

Shares issued on exercise of options	22,000

Balance June 30, 2007	29,922,842

Remaining stock options authorized	1,313,750
Remaining shares issuable upon exercise of warrants	337,252
Remaining conversion rights authorized(1)	3,306,667
Other	5,000

Balance June 30, 2007 Diluted	34,885,511

(1)	In 2005, we sold indirect participation working interests in our exploration program. Each of the investors under our indirect participation interest agreement entered into in February 2005 have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under our indirect participation interest agreement choose to convert their interests, we would be required to issue an additional 3,306,667 common shares.
Derivative Instruments
     Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Management Discussion and Analysis  INTEROIL CORPORATION  32

Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, InterOil actively engages in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a description of our current derivative contracts as of June 30, 2007, see Note 7 to our financial statements for the quarter ended June 30, 2007 and 2006.
At June 30, 2007, InterOil had a net payable of $46,800 (Dec 2006 — net receivable of $1,759,575, Jun 2006 — net payable of $15,919) relating to commodity hedge contracts. Of this total, a payable of $nil (Dec 2006 – $45,925, Jun 2006 – $10,199) relates to hedges deemed effective at June 30, 2007 and a payable of $46,800 (Dec 2006 – receivable of $1,805,500, Jun 2006 – payable of $5,720) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the six months ended June 30, 2007. The loss on the hedges on which final pricing will be determined in future periods of $nil (Dec 2006 – gain of $1,389, Jun 2006 – loss of $19,700) has been included in comprehensive income.
There were no effective hedge contracts that were outstanding on which final pricing was to be determined in future periods as at June 30, 2007.
We will continue with our hedging and risk management program in 2007 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards to be used by us in 2007, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
Management Discussion and Analysis  INTEROIL CORPORATION  33

NON-GAAP MEASURES RECONCILIATION
The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended							2005
($ thousands) (unaudited)	2007		2006(2) ,(3)				(adjusted)(1),(2)
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Upstream	(5,836)	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)
Midstream – Refining and Marketing	3,775	6,335	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070
Midstream – Liquefaction	(444)	(322)	(396)	(298)	—	—	—	—
Downstream	2,760	3,028	1,143	1,954	3,559	(326)	3,963	2,522
Corporate & Consolidated	4,959	(1,930)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)
Earnings before interest, taxes, depreciation and amortization	5,214	2,716	6,541	1,140	(10,257)	(9,103)	(5,566)	3,486

Subtract:

Upstream	—	—	2	1	1	1	(6)	2
Midstream – Refining and Marketing	2,156	2,091	2,479	3,329	2,731	2,343	2,756	2,320
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	(67)	40	37	38	39	38	44	42
Corporate & Consolidated	2,768	2,351	3,131	1,981	838	285	195	91

Interest expense	4,857	4,482	5,649	5,349	3,609	2,667	2,989	2,455

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining and Marketing	(12)	17	42	(46)	(137)	(118)	(129)	19
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	32	483	996	416	1,005	(144)	1,062	965
Corporate & Consolidated	15	14	11	(126)	163	17	(23)	16

Income taxes & non-controlling interest	35	514	1,049	244	1,031	(245)	910	1,000

Upstream	338	309	233	202	173	198	96	213
Midstream – Refining and Marketing	2,749	2,717	2,805	2,700	2,626	2,598	2,662	2,663
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	552	455	537	222	89	62	55	55
Corporate & Consolidated	(20)	(21)	(21)	(24)	(26)	(20)	(113)	12

Depreciation & amortization	3,619	3,460	3,554	3,100	2,862	2,838	2,700	2,943

Upstream	(6,174)	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)
Midstream – Refining and Marketing	(1,117)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068
Midstream – Liquefaction	(444)	(322)	(396)	(298)	—	—	—	—
Downstream	2,242	2,050	(427)	1,278	2,426	(282)	2,802	1,460
Corporate & Consolidated	2,196	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)

Net income (loss) per segment(1)	(3,297)	(5,740)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)

Management Discussion and Analysis  INTEROIL CORPORATION  34

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.

(2)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the Corporate segment. Amounts associated with these line items are now included in each operating segments result.

(3)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream Refining and Marketing segment.
PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission atwww.sec.gov.
GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farmout A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for fulfilling contractually specified conditions. The farmout agreement often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, the well typically must be completed as a commercial producer to earn an assignment. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses
Feedstock Raw material used in a processing plant.
GAAP Generally accepted accounting principles.
Gross Margin Sales and operating revenues less cost of sales and operating expense.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
Management Discussion and Analysis  INTEROIL CORPORATION  35

LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. Acceptable first reference abbreviation. LNG is moved in tankers, not via pipelines. LNG, which is predominantly methane, artificially liquefied, is not to be confused with NGLs, natural gas liquids, heavier fractions which occur naturally as liquids. See also natural gas.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate .
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market To revalue futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
MOPS Mean of Platts Singapore
Naphtha That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement .
     Mcf: standard abbreviation for 1,000 cubic feet.
     Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
     Tcf: trillion cubic feet.
PGK Currency of Papua New Guinea, the kina
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Management Discussion and Analysis  INTEROIL CORPORATION  36